NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on August 20, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on August 9, 2019, the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. Pursuant to the offer to purchase and merger agreement between Aerohive Networks, Inc. and Clover Merger Sub, Inc., a wholly-owned subsidiary of Extreme Networks, Inc., which became effective before market open on August 9, 2019, each issued and outstanding share of Common Stock, $0.001 par value not previously tendered was converted into the right to receive an amount, net in cash, equal to the Offer Price USD 4.45. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on August 9, 2019.